Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
REPORTING PERSONS DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
9/22/2025	28,688	10.10
9/30/2025	5,799	10.08
10/10/2025	(14,357)	10.30
10/21/2025	(1,981)	10.75